

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Jerold R. Kassner,
EVP, CFO, Treasurer and Secretary
Swank, Inc.
90 Park Avenue
New York, NY, 10016

Re: Swank, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-05354

Dear Mr. Kassner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director